FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

#810 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6

EXHIBIT LIST

99.1     Canarc to Begin Drilling at Fondaway Canyon, Nevada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.
(Registrant)
Date: September 7, 2017
/s/ Catalin Kilofliski
Catalin Kilofliski
Chief Executive Officer